Exhibit 23.3

              CONSENT OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

     We have acted as tax counsel for Anthracite Capital, Inc., a Maryland corporation (the "Company"), in connection with the sale of the Company's common stock, par value $0.001 per share. We hereby consent to the reference to us under the caption "Federal Income Tax Considerations" in the Company's Prospectus Supplements dated February 13, 2001 and May 11, 2001 relating to Registration Statement No. 333-75473. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations promulgated thereunder.


                                  Very truly yours,


                                  /s/Skadden, Arps, Slate,
                                       Meagher & Flom LLP